UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Ellomay Capital Ltd. Provides a Status Update on its Operations

Ellomay Capital Ltd. (the “Company”), today provided a status update concerning its operations in light of the war declared by the Israeli government against Hamas and the missile attacks and other hostilities in parts of Israel.

The substantial majority of the Company’s operating facilities, which serve as the Company’s main sources of liquidity, are located outside of Israel, in Spain and the Netherlands. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy, the US and Spain. These facilities and projects are not impacted by the war and hostilities in Israel.

The Company’s headquarters are located in Tel Aviv, which is in central Israel, and the Company’s headquarter work continued uninterrupted throughout the war and hostilities.

The Company has three assets that are currently operating or under construction in Israel:

•
The Talmei Yosef PV Facility (100% owned by the Company) – this facility was not impacted by the war and missile attacks other than a temporary halt in operations that the Company expects to be compensated for in accordance with applicable regulation.

•
The Pumped Storage Project in the Manara Cliff (83.34% owned by the Company) – as previously published by the Company, the construction works on site (which is located in northern Israel) stopped. The contractor is using this period in which construction is halted to continue the planning work and advancing the project. The Company expects to receive compensation for the delays through the fees that will be paid for the electricity and availability after the project becomes operational and through direct compensation for damages.

•
The Dorad Power Plant, owned by Dorad Energy Ltd. (9.375% owned by the Company) – the power plant, located in southern Israel, continues operating in full capacity and receiving steady supply of gas from the Karish Tanin reservoir. In the event of shortage in gas the power plant can also be operated based on fuel for lengthy periods as it is directly connected to the fuel reserves of the Europe Asia Pipeline Co. Ltd.

The Company also continues to develop projects in Israel as planned.

The Company issued a new series of debentures in the beginning of 2023, raising approximately NIS 220 million, and does not need additional financing at this point. The Company has several assets that are not pledged or financed. Should the Company be required to raise additional financing, these assets can be used as collateral for the financing.

Therefore, other than the cessation of construction of the pumped storage project in Manara, the Company’s operations have not been adversely impacted by the war and hostilities in Israel.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including escalation and continuation of the war, hostilities and military conflicts in Israel, changes in regulation and license terms of the Company’s facilities, changes in electricity prices and demand, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: October 31, 2023